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Proof Bread

Bakery

125 W Main Street
Mesa, AZ 85201
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Proof Bread previously received $200,000 of investment through Mainvest.
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Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
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THE PITCH
Proof Bread is seeking investment to bring a Roman Pizza Concept to Mesa.

Proof is growing rapidly and already needing a front of house upgrade to further serve our community. Introductions of income streams such as Roman Pizza, a beverage program, and curated retail products, our opportunities are abundant and require capital to maximize their potential.

OUR MISSION

Proof's front of house upgrade includes the addition of a walk up service window, new millwork with bread shelves to display bread varieties in a cohesive aesthetic and the addition of necessary equipment for a complete beverage program.

Proof Mesa bakery has been open since October 2021 growing XYZ quarter over quarter
Proof has successfully paid back over half the initial investment in less than 2 years.
Proof has expanded it's leadership staff to include a Production Manager, and directors of Sales and Business Analyst
After the successful launch of Roman Pizza, a walk up service window would expand business hours into the evening.
Upgraded millwork will display the bread in a more cohesive manner while making space for beverage equipment.
Introduction of a beverage program is forecasting to increase sales between 20-30%
OUR STORY

We started our relationship with Proof as customers of the bakery ourselves. Purchasing Proof's old world sourdough bread and pastries were a weekly ritual for us until one day in 2017, when we discovered that the original owner was moving. We jumped right in.

In June 2017 we learned that Jared Allen, Proof's founder, was moving away.
A powerful gut instinct drove us to take over the brand a few days later.
In the beginning, Proof had very little. No mixers, rudimentary tools.
We poured ourselves into bread making and study, and with grit grew our skills and the business.
Proof has captured the attention of our community, and many around the world. Thousands loyally buy our bread each week, which is still made from our garage.
THE TEAM
Jonathan Przybyl
Owner

Jon is a life-long driven individual who pursues ideas and builds upon dreams since he was a young kid. When he used his first paycheck from his first job, he started a tennis racquet stringing business. He thrives solving complex problems, and has an insatiable appetite to learn. Jon's vision for Proof, coupled with an uncompromising desire for improvement, has grown it into what it is today.

Amanda Abou-Eid

Owner

Amanda is the heart of the organization. Not only is she willing to do what it takes to get the job done, but she is able to glue everyone together. Amanda offers a critical balance to Jon as well as a versatile skill set. Prior to Proof, Amanda worked in corporate finance at American Airlines.

Linsay Smith
Sales Director

Linsay Smith joined Proof bringing over a decade in the hospitality industry, seven of those years spent as the owner/founder of a well known coffee company, Gypsy Cup. With extensive knowledge in hospitality start-up culture, she has been on the opening teams of several concepts, effectively managed food service teams as well as curated and designed customer experiences. Most recently, as the founder of Gypsy Cup, she scaled from a small food truck operation to a popular brick and mortar with her passion for community, craft and elevated beverage experiences.

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Investor Exclusive
APRIL 5TH, 2023
Record Breaking Quarter

The first quarter of 2023 has been very strong for Proof. As a business we are finding our groove in all areas. The production team is growing. We spent the quarter building out new roles for those team members to provide more structure and better opportunities. We have identified a number of team members who have leadership potential who are being groomed to take greater responsibilities. Our management team has grown as well. We hired a Sales Director onto our team to drive revenue strategies across all our sales channels.

We have been able to offer substantial raises to all of our team members without hurting our profitability. This year we improved the benefits package that we offer our staff.

There are many irons in the fire all at once. Projects are happening across all areas of the business and our challenge is to continue to improve their execution. Q2 should be another strong quarter and will hopefully provide opportunities for refinement and focus.

Despite an uncertain national economic landscape there is currently very little in the way of our continued growth for the foreseeable future. We will see a summertime downturn which is normal for our area and climate, but we are setting the stage for steady growth into next year.

JANUARY 31ST, 2023
Last Call to Double up on Proof

Today is the final day of our expansion fundraising campaign: https://mainvest.com/b/proof-bread-51-phoenix

Repayments will be made from revenue generated out of our new stores.

Consider jumping in with us and maximizing your return by participating in the full scope of our current operations.

Our project is moving along well, and preliminary sales data generated by our Mesa bakery via pop up events outside of one of the new locations is staggeringly good (these sales generated by our Mesa bakery are included in your next repayments). We have run 5 pop ups outside of the Shea location so far and witnessed everything from 50 person lines to sales which beat the Grand Opening Day at our Mesa bakery!

This investment also protects your original investment. Our new satellite bakery will back up all of the equipment that we use meaning an exponential reduction of equipment failure revenue risk.

For us, this investment is tied to a stability in our own locations as opposed to the heavy dependency that we currently have on event based revenue. While we will still participate fully in Farmers Markets, they will no longer represent over 50% of our revenue. This stabilizing will significantly help our bottom line return while providing more stable opportunities for our team. There is no doubt that the greater exposure to clientele in the city will also lead new customers to our original portfolio.

Help us out, help out your original investment, jump in with us.

Thank you for your consideration.

Investor Exclusive
JANUARY 1ST, 2023
44% YOY Q4 Growth PLUS Massive Team Strides

Happy New Year Proof Investors!

I'm pleased to deliver our strongest quarter yet and some satisfying results. This quarter represents the first real look at the growth of your investment over time. We began selling bread from our new bakery at the tale end of Q3 2021, so Q4 is the first full quarter into our 2nd year of operation.

This 44% growth is very meaningful for a number of reasons:

1. Our retail bakery grew the most YOY. 2022 Q4 was $165,000. Q4 of 2021 was $95,000...a 73% growth at our own retail channel. This is a strong validator of our longer term strategy to develop our retail channels.

2. Our business is simpler than it was in Q4 of 2021. Back in August we shed a pandemic line of business: Home Delivery which last year at this time represented around 25% of our revenue base. This line of business was spreading our resources thin, making production planning difficult, and distracting us from our best revenue streams. Growth in Q4 included a complete shedding of this line of business leaving our company more streamlined and focused on our strongest sales channels.

3. Our team is robust and happy!

2021 ended on a tough note. We entered our new bakery space, quickly ramped production into the holidays with few systems for our new space, and ended up burning out much of our short-staffed team. We started the year having to build the team up from a skeleton crew and put a ton of intention around making this new production space sustainable for our workforce. We implemented 4 day work weeks, better production and communication systems, HR outlets and check ins, employee feedback systems, structured roles, training systems, and more regular proactive check in processes. We significantly beefed up our hiring process doing more to screen candidates for a better overall fit. We made proactive decisions to let team members go that were not following our company code of conduct as opposed to past tendencies of shying away from the firing of individuals whom we loved but who were no longer good for the company. Our team grew enough through the year that absences became easy to weather, and the workload was manageable. Our team crushed the 2022 holiday season and is starting 2023 energized and motivated to continue building upon last year's progress. This was our 6th Q4 holiday season, and by far the smoothest, healthiest, and most successful one that we have ever had.

Earlier in 2022 we identified a major need to streamline our business and grow in a sustainable way through retail. Over the course of the last 5 and half years we have built an astonishing farmers market portfolio growing from $1,000 Saturdays in 2017 to Saturdays that crossed $30,000 in Q4 of 2022. In order to make such a Saturday possible we need to be able to operate in 8 locations simultaneously serving 2500-3000 transactions in a 5 hour period. We have the delivery vehicles and equipment, our bakery is setup for this volume, and most importantly we have a team robust enough to handle such production.

It is not healthy for us to have such Saturdays alongside $1500 Tuesdays. As a result we are building a satellite bakery along with a micro retail store right now. This new leg of the business is raising capital through Mainvest. We formed a new entity for this expansion "Proof Bread 51 LLC". Please consider investing and increasing your quarterly income by including repayments from the revenue our satellite bakery and micro retail store generate.

At present construction is well under way, and the stores should both open within a few months. We have the team to pull this off, we are opening stores in areas with highly established Proof customer bases, and both locations have much stronger retail demographics than the original bakery does.

For more information on this raise please visit https://mainvest.com/businesses/proof-bread-51

Thank you for believing in us back when we were still a garage bakery. This is only our 5th full quarter in the new space, and we have already repaid around 1/3 of the total note including principal and your return on investment. Considering that we originally set a maturity date for Q4 of 2029 I would say we are far outperforming our original assumptions and repaying your investments much faster than expected. I expect this next quarter to continue to show strong YOY growth.

Sincerely,

Jon

Investor Exclusive
OCTOBER 4TH, 2022
85% YOY Growth in Q3

Q3 is never an easy time of year for Proof, or for other food industry businesses in the Phoenix Metro area. July through September are the 3 hardest months to be in the area. Snow birds, a significant customer base, are in their summer homes. Temperatures reach 110 degrees regularly.

A quarter over $400,000 in sales is definitely unlike anything we have ever accomplished in previous Q3's. 85% stronger than the previous year which was significantly stronger than the years prior to that.

Amanda and I had a very close death in the family during Q3. My mother passed away in Poland. We were with her 2 weeks leading up to her death, and then came back 1 week later for another couple of weeks with my Dad and children. In total, we were away for 5 weeks during which the Proof team kept the business stable and progressing.

We are currently actively raising funds for a new project which is an extension of Proof. Check it out at https://mainvest.com/b/proof-bread-51-phoenix

AUGUST 9TH, 2022
A Project Started Last Quarter

For the past 4 months we have been working on a film in the background based upon our travel to Portugal back in May. View it at https://www.youtube.com/watch?v=E_MgzS-pQ38

AUGUST 2ND, 2022
We've nearly raised $100,000 for Expansion!

Head to https://mainvest.com/b/proof-bread-51-phoenix to read all about a complimentary project which will strengthen this original investment and has the potential of speeding repayment on your original investment.

Even though our new project is a separate raise for a separate entity the two entities will work together. Two entities exist due to the financial arrangements necessary to make things work, but we are operating with a unified vision.

We are taking on a new project which strengthens our original position. Having the ability to purchase flour in full truck loads will help us financially. Investing in a stone mill will improve our overall quality. A satellite bakery will provide training grounds and R&D space keeping the original Main Street facility humming at a more streamlined level. A new delivery truck owned by the complimentary new entity will allow our core business to produce more bread. This truck will be refrigerated serving as a back up fermentation cooler during our peak production months. This means we will be able to produce a much higher output as soon as Q4 of this year.

Many of our original investors have already reinvested in the new project. I invite you to check it out at the link above. We would love to have as many of our original investors on board for the new project as possible in small or large positions.

JULY 21ST, 2022
Proof is Expanding. We are looking for investors!

Dear Investors and Interested parties,

We are expanding our business, and seeking new investment!

Those of you who invested in our original production facility in Downtown Mesa have probably noticed that we are significantly ahead of our original repayment projections. This is due to outstanding growth.

It is interesting to consider that the vast majority of our revenue at Proof is derived of sales that occur over the span of a few hours on Saturdays. Yet, our new bakery store in Downtown Mesa is now our best overall sales location open throughout the week. It is also our least expensive sales channel. We have so much potential as a business if we can expand especially our non-Saturday revenue!

Years of being a market bakery have prepared us for the opportunity to be a successful retail bakery in our Greater City. We are known through

Phoenix Metro, and have spent years building an audience of tens of thousands of customers. When we originally asked for your investment, we built a production facility in Downtown Mesa which was capable of being a hub to many spoke retail units throughout the city. We are ready to build out a couple strategic spokes.

Our business will consist of 2 new retail stores in prime Phoenix locations within minutes of areas that we have been accumulating customers for over 5 years. Phoenix is our largest single market of customers. Despite our bakery being open throughout the week, and our exposure to Phoenix being limited to residential delivery and Saturday Farmers Markets, we sold more bread to Phoenicians than to customers in our bakery over the last year.

We are also developing a Warehouse and Flour Mill right behind one of the new retail units. This facility will actually be a secondary and complimentary hub to the original Downtown Mesa facility. Our warehouse will allow us to buy ingredients in larger quantities and save a lot of money while also ensuring that we are positioned well in an increasingly challenging supply chain. Our Flour mill will be capable of producing up to 75% of our internal flour demand, will create new sales channels for both of our existing businesses, and help us vertically integrate within our supply chain.

This project will bring Proof to over 2,500,000 residents within 5 miles of our new locations while providing a home for growing ingredient demands and improving our position dramatically within our supply chain. The savings alone on bulk ingredient purchasing exceed our fixed costs on the real estate and investment. The opportunity to build stable sales channels improves our labor and cash flow management. We will also gain production redundancy by reactivating some of our garage equipment and beefing up our infrastructure.

This compliment to our original footprint will allow us to unlock the full potential of the original investments that you made. We would love to have you along. Please use the link below to read more about it.

https://mainvest.com/in/proof-bread-51

Sincerely,

Jonathan Przybyl

Owner and Head Baker at Proof Bread

Investor Exclusive
JULY 1ST, 2022
Perspective, Results and Urgency

This quarter has been about perspective. Our performance was stunning, and yet so was our responsibility. We return to you the highest revenue share to date in a quarter shattering the initial projections I crafted a year before. Yet, from our point of view this moment in time is still a reinvestment into the future which looks both exciting and serious. Global events have once again created an urgency to be swift and strategic. Proof is humming with energy. Our workforce is growing, and our prospective opportunities are lining up. Summer is the off season in the Valley of Sun coming down from an April peak. My immediate perspective in this moment is from our quietest week all year. We expect it to close at 250% of 2021's version of this week in sales as we literally climb the mountain to get it done. After all, our push for growth stems from our belief in the team we are building at Proof. This next quarter is presenting as a pivotal period in which preparations are to be made for another big climb in the winter. Proof is growing up quickly.

 The Spring was firing on all cylinders back in April which closed 173% up year over year at $175,000 of sales. What a big climb over the $64,000 finish of 2021! This was a record-breaking month. We found our groove in hiring around this time steadily adding new recruits each week. A Proof staffer that had been with us since the garage began to really thrive in the formation of a Human Resources department. We have realized a performance resilience in regularly building our team. It is clear to us that we need hiring to be a regular part of our weekly business cycle. Some reasons follow: Firstly, hiring takes skill which improves with practice. Before this quarter we viewed hiring in a fixed way, "I need to fill 4 positions, thus I will hire until 4 positions are filled." As a result, our previous hiring processes were quite underwhelming. Being proactive and regular about building the team is expensive to start up, but economical to the future. This focus will prevent us from facing expensive turnover events and put us in the driver's seat of improving our team over time. New energy motivates team members that have been present for a while. Sentiment is more balanced when diversity in energy is high. Quality improves as individuals have time to learn and reinvest in their own skills. New recruits allow the business to critically examine the workforce and on occasion proactively shift or replace team members that are not serving the business. This is a stark contrast to the alternative of the past where employees stay in a role they are not thriving in, experience a declining sentiment, and begin to bring down other teammates due to their unhappiness. Our hiring system allows for us to take a proactive approach on managing team energy as opposed to a more expensive and stressful reactive approach. We began to see all these benefits of our initiative to build up a strong team back in April. We also recognized an imbalance based on our past that can begin to be resolved. Our team requirement is large in part due to extraordinary successes of one day: Saturday. This is mostly because for 5 years from the garage, without a retail footprint, Saturday presented a far outweighed opportunity to sell. We cleared $24,000 in bread sales on several Saturdays in April. Skilled labor is rarely a part-time force. This part-time Saturday success requires a full-time force, and thus what is more impressive than the sales is the sheer capacity that we are unlocking. The path forward is clear. Invest in the opportunities that exist throughout the rest of the week.

A theme for the whole quarter is strength building. By winter we will be capable of reproducing Saturday results throughout the week so long as we position ourselves to have the proper sales channels. This strength-building was felt by Amanda and I in early May as we took an opportunity to embark on an interesting work style trip To Portugal! In March we had started a fundraiser for a bakery in Kyiv shortly after the war in Ukraine commenced. By the end of April this fundraiser had brought together bakers and their communities from around the globe and gathered nearly $200,000 in support. This resulted in over 60,000 loaves of bread or over 600,000 meals being donated to soldiers, humanitarian workers and inter-city refugees. Our trip was to Lisbon, Portugal where our friend Anna, leader of the Kyiv bakery, had fled with her newborn and 8-year-old daughter. We spent the week filming Ukrainian breadmaking together in community with Portuguese bakers. However, before the trip on Sunday May 1st we officially launched our second season at the summer farmers market in Flagstaff, Arizona about 2.5 hours away from our Mesa Headquarters by loaded bread truck. This event brings steady revenue as the mountain weather is 30 degrees cooler that our Valley temperatures soaring into the triple digits. Over 400 customers line up each Sunday morning in the span of only 4 hours for fresh bread and pastries. The day begins at 2:30AM and finishes upon our return around 5PM each week for 20 weeks! After that big launch Amanda and I packed up for our flight the next day.

May 2nd brought Amanda and I to Portugal for a week. Our trip was documented for an upcoming YouTube film which is in the editing stages at this time. While we were away, our team delivered on the week's production. This was a milestone accomplishment as Amanda and I had never travelled out of the country with production flowing since beginning our journey with Proof in the Summer of 2017. On our trip we also discovered the impact that our YouTube channel has had around the world over the last 2 years. About a year ago we initiated a WhatsApp group called Proof Bakers Exchange which is comprised of around 150 bakers from the entire world that connected with us. Many started their cottage style operations inspired by our YouTube channel. One of the members resides only 45 minutes from where we were staying in Portugal, so we had a chance to spend time with him and his wife during our stay. We reached out to another baker all together in a village outside of Sintra for help on our project, and were surprised when he was already familiar with us as a result of YouTube! I am eagerly awaiting the footage from this trip as a means of reliving a truly impactful 7 days. Our Ukrainian colleague left a huge mark on us as she demonstrated her will to fight for her family, her people back home, and the bakery that she built. We came back having had an extremely active trip but nonetheless recharged and ready to tackle our own challenges.

The summertime transition continued through May. Saturday Phoenix area market activity reduced by about 50% as the temperatures grew uncomfortable and many seasonal residents migrated north. However, we countered this downward trend with attendance in Flagstaff on Sundays, an expansion of our delivery services from 1 to 3 days per week, and an expansion of our retail hours now including Tuesday. I also spent some time investing in our bread offerings with the introduction of an ancient grain series built upon house-milled flour. Through learning that spanned years I developed a scalable approach to introducing freshly milled flour derived in small part of flavorful old-world grains. This move introduced a premium $10.00 bread to our lineup providing a growing platform of sales for potential vertical integration with milling. Our community has been delighted in the flavor and quality of these ancient grain loaves which last several days longer and have rich, nuanced flavors. This concept will keep our quality high over time, continuously hone our new bakers' mixing skills, and provide us the capability of differentiating our breads based on a rich diversity of heirloom ancient grains. Since launching this project just 45 days ago we have sold over $8,000 in these types of loaves increasing profitability while delivering better value to our customers. Simultaneously in May, we launched a food service program at the bakery as a means of attracting more customers to our retail location. Though this program is not intended to have instant explosive growth, the summertime lull presents the best opportunity for the refinement of systems and processes. There is a clear gap in the lunchtime market of our area: Budget friendly quick meals for the working folks of our district: over 22,000 within 1 square mile. Our menu is slowly growing, but we launched with a simple grilled cheese on sourdough and a salad derived of locally grown veggies: $8.00. We paired this with a vegan friendly option: Open faced seeded sourdough with a Jalapeno Chickpea Salad from a local producer who retails at our sister business next door at Main Street Harvest. This option is also served with that Mesa, Arizona salad and costs just $9.00. We expect steady traction for these types of offerings as a period of inflation has pushed lunch costs to record highs. It is difficult to find a lunch under $15 in our area and yet we still have a healthy return at the price points we set due to our productive capabilities. Delivery services expanded from just Friday to Wednesday and Sunday respectively throughout the quarter with much of that transition happening in May. A new delivery/wholesale manager has been being groomed since Q1. We managed to hold the line at around $60,000 of sales for the quarter through that channel despite it typically following the season and declining from May to September. Opening up the schedule has reduced friction in our online ordering for the customers and created a distribution infrastructure that can scale to exceed our total potential output with a massive 5-million-person market at our doorstep. Bakery sales grew over Q1 by $5,000 despite 2 of the months residing in our triple digit slow season. Again, this trend was solidified in the month of May with the food service expansion and the addition of Tuesdays to our schedule. We expect our bakery retail site to be very busy in the upcoming Fall season! May closed at $137,000 up from just $78,000 in 2021 beating out both January and February.

In early June Amanda and I tested the resilience of the team once again by taking our first family trip in several years with our two daughters. We visited extended family in North Carolina for a week while the team back home continued upon May's initiatives and also added a 2nd event in Flagstaff on Wednesdays. As we returned, I began to plan for Fall needs. A few challenges have been weighing on my mind as I look at the road ahead. First, the demand for the world's flour supply is far more competitive than ever with both Russian and Ukrainian wheat effectively leaving the global market. These 2 countries account for a staggering 30% of the world's supply. Second, at the pace our bakery is growing we will need to be able to store more than 6 pallets of grains at a time. Moreover, we will need more refrigeration space both for fermenting doughs and for cold ingredients returned to the most obvious conclusion which was that I should look to tap the basement in my neighboring Main Street Harvest unit for grain storage. This isn't quite as simple as it sounds. Yes, we possess an extra 3,000 square feet of basement real estate which is in effect a bonus on our lease. Yet, without a means of getting the grains down there on a pallet, the storage is not very viable. The idea of hand carrying thousands of 50 pound bags of flour up and down the stairs seems inefficient. A lift or elevator would be necessary. There is also space downstairs for a giant walk in cooler which would ensure that we could expand our winter production. However, before any further projects were to occur, the electrical panel next door would need to be replaced for both the walk in and the elevator. I gathered bids for these projects in June and began to realize the sinking reality that the infrastructure would come at a high cost without any drastic growth in sales expectations from Main Street. I began to look at other opportunities.

Meanwhile, in operations we began to achieve a new milestone in team-building. After an 8-month hiring initiative we possessed staff at various experience levels and needed to begin to develop a stronger leadership structure on our production front lines. Throughout the quarter we added a dozen or so production positions, and in June we also decided to terminate or reassign 4 individuals who we felt were underperforming in their roles. This refinement paved the way for new level of development amongst our production team where our Bakery Leads are being groomed to command the entire bakery building freeing our production manager and I to focus on the overarching operations and business development projects respectively. The leadership transition that is occurring in production will require several more months of very active investment. We are refining communication systems, hierarchy, and span of command to allow both our leadership and production team to thrive on acute priorities. Without a doubt we have built the foundations of a robust and versatile team. We have invested in a set of human resources that has the capability of expanding our production output 3-4x with only a marginal increase to our labor budget over time. Much of the investment in our production labor force has already been made and now simply requires sustenance.

In the latter half of June a new opportunity emerged. I found a pathway to thrive against both our existing growth and our supply chain challenges. For some time we have been planning an expansion into a micro retail 300 square foot location in the heart of Downtown Phoenix. That project is still developing with a projected completion date of Q4. However, there is an additional site we are interested in! I found a space to warehouse full truck-loads of flour/grain shipments which could also refrigerate our cold ingredients and provide multi-fold expansion potential from our Downtown Mesa bakery. The space comes at just ½ the cost of our Downtown Mesa buildings ($6/foot/year) and is paired with a 1,800 square foot prime retail offering in one of the best demographically aligned zip codes which is centrally located in our Metro area. The supply chain savings alone will pay for the real estate, and yet the retail center will provide twice the retail opportunity of our Downtown Mesa facility from a conservative analysis of demographics and traffic. A central highway location will far improve our distribution chain placing our products within minutes of strategic sales locations throughout the city. Proof will be expanding in the upcoming quarter! I am readying analysis, business plans, bids, teams, strategies for the opening of 2 new retail units and a warehouse in Phoenix through the end of this year. This opportunity will be presented as a new capital raise on Mainvest within a month or less. Please lookout for updates regarding the launch of that campaign. I warmly invite this cohort of investors to take a first look at the new opportunity which will strengthen the existing one.

The expansion will allow us to secure a much safer position in our supply chain, vertically integrate larger scaling stone milling capabilities, save $150,000 annually on the same ingredients we use today, and create a independent retail starting position of what we project to be around $1.2 million in annual retail sales growing at a 20% annual rate for the next 5 years. This new set of sales opportunities will cost less in labor as our workforce is being developed to scale in volume. We will create a stronger position from which to weather any greater market conditions. The extra real estate monetized by new retail opportunities will allow us to build redundancy in our production leading to significantly superior business resiliency versus the present. Our new retail spot will be equipped with the ovens we retired from the former garage bakery. The neighboring warehouse with the mixers and a second set of production equipment. Together there will be a second location capable of both R&D and overflow production. Look for an upcoming update that will invite all of you to a presentation about the future opportunity.

June ended up in sales over May at $138,213. June of 2021 cleared only $68,000. I am proud of this result, because Saturday market sales decline heavily during this time of year. In April $24,000 of our weekly revenue was derived from Saturday sales, but by June this number dwindled to $12,000. Yet, our in person retail channel was on par overall with May. This sustenance was created by driving up to Flagstaff on Sundays for a $6,000 market and driving back up there on Wednesdays for another $1800. Furthermore, we opened the bakery in Mesa on Tuesdays adding $5,000/month of reliable sales that did not exist in April. The food service and ancient grains initiative peaked interest and created more traffic to the bakery. Our delivery expansion began to pay off with a 20% increase in retail delivery orders. This expansion also opened up wholesale/recurring delivery opportunities which brought in $3000 in new revenue through the month. We dug deep and held our sales stable despite facing 110 degree days and generally the slowest season of the year.

In conclusion, Q2 was a stunner. A record-breaking quarter at $451,473 of sales that revealed the path forward. The quarter was rich in team development, sales channel development, expansion of availability and creative development. These dollars are being reinvested into our future by necessity as the quarter has revealed a clear objective of growth towards a more stable level. I am eager to continue our conversation regarding the near-term plans as we continue to navigate through a very unique time both in our story and at the macro level. Our opportunity is awesome, and so is our responsibility to our team, our community and greater world of aspiring sourdough bakers.

Investor Exclusive
APRIL 1ST, 2022
A Fundamentally Good Quarter

Between Q4 and Q1 we took a few days off to regroup, prioritize, and reorient our course for 2022. Employee attrition was a concern to close 2021, so we set out with a more comprehensive and ongoing hiring strategy.

There has been a significant focus on core production, balancing of labor usage, training, and redundancy building. We scaled back some of our more resource intensive fringe activities such as classes, focaccia, and even in person dining to create a more conducive environment to fully building a team.

We have enjoyed our most productive hiring quarter ever, picked up a number of quality new staff members, and made good headway on training.

We are aware of future opportunities of a 2nd storefront location as well as a high volume wholesale retailing opportunity in Gilbert. As a result our focus has been to build up our capabilities. We started the year with a single shift of coverage, and now we have significantly beefed up that main AM shift, added a growing PM shift, and positioned a key team member to eventually lead a 3rd team in an early part of the week.

In January, we intentionally played our sales safe, established new pars, and began to work more heavily towards retail sales coming through our doors. March was our best ever month, and February was our 3rd best ever month.

Sales are picking up at the bakery. In March, we partnered alongside a Ukrainian bakery to help them raise funds to feed soldiers, hospital workers, and refugees in Kyiv after the outbreak of war. This effort has also resulted in a lot of new people discovering Proof through regular media coverage of the campaign, which to day has raised over $140,000 for Bakehouse in Kyiv.

This was our strongest quarter yet with real progress made on team building, employee morale, core processes, organization, core systems, leadership development, and brand exposure.

Investor Exclusive
JANUARY 6TH, 2022
A Marathon Back to Profitability

Hello investors and Happy New Year. Proof had an insane Q4. We held our Grand Opening event on October 23rd in the new bakery. Below are 3 top line sales charts for 2022, one by month, another by week, and lastly by day.

All 3 months in Q4 were our strongest ever, by an average of 50% over previous highs. The quarter had 13 weeks, of which Proof was open 12. We set new weekly sales records 4 times during the quarter. Our Saturday figures were impressive. We had a Saturday that exceed $25k in sales. Every sales channel grew.

Due to our construction of the new bakery coupled with hyper growth, we were operating in the red for the first 3 quarters of the year. Q4 came with escalating expenses, namely saving to make our first payment here. We were still finishing a construction related emergency short term capital loan which we took in summer for $50k+. Repayment was 10% of credit card sales a day. This loan matured in December freeing our budget for you all going forward. Nonetheless, we finished Q4 barely in the green, a 1.25% net profit. This is modest, but when you consider the circumstances, we are immensely proud of this accomplishment...here is why:

Overall the bakery move added over $500,000 to our balance sheet within a year. We added a significant amount of fixed expenses which all represent forward opportunity. Our space will allow us to eventually make up to 20 times the volume that we were producing in the first part of last year from the home garage. This infrastructure is 99% in place. The fact that we were able to absorb the cost basis of this leap in a single quarter is an incredible feeling. We are on the floor of our financial outlook.

The quarter had a very challenging setup. Due to the craziness of Thanksgiving, we intentionally take Black Friday and the subsequent weekend off annually. We were able to maintain our $30k/weekly average target in November despite a market being closed one Saturday, and us taking another Saturday off.

December was even more challenging. Both Christmas and New Years fell on Saturdays, our best day of the week by orders of magnitude. Also, our best market, Uptown Farmers Market, was closed twice creating a revenue deficit of $11,000./ We were able to drive delivery orders and bakery sales up in order to absorb the lack of Saturday events. We also picked up special holiday events.

On a down note, we lost 5 employees through the course of December. Losing staff to the holiday craze is not new, but it is always heartbreaking. One staff member in particular, who was in a position of leadership, was regularly poisoning the well by bringing a lot of negative sentiment into the bakery. This was coupled with an insane ramp up, and a lack of time to hold meetings, create formal processes, and support our workers in a way they needed.

We entered 2022 with a shift in focus to balance and core, our two initiative themes for this quarter. Last year the initiative was survival. We reduced our menu, and are investing heavily into training, processes, manuals, and communication flows. We introduced new policies which will help us spot sentiment issues more quickly, and committed to a slower, more intentional hiring process.

Losing staff is not easy, but often this can really help clear the slate for folks that actually want to be here. The energy in the bakery in 2022 is already feeling significantly better.

Investor Exclusive
OCTOBER 26TH, 2021
Made it In!! Q3 was a success.

Q3 of 2021 will be one for the record books! During the month of July we were in the final stages of construction. I was holding inspections with the health department weekly, because the inspectors calendar would fill quick, and I didn't want any reason to delay our move. Each week I went in hoping we could reach the finish line. Truthfully, our general contractor was a bit out of his depth, so I was intervening in these final stages around the clock. At one point in early July we thought that we might be 2 weeks away. We reduced our 25 item menu down to 6 in preparation. Less menu items meant a tapering down of extra ingredients. This simplification freed up labor to help with the move. We also setup our menu strategy for the quarter. The team needed to step back from the ever expanding selection of specials, and focus on the core, especially since all the equipment was about to change. This plan served us well, but did go into place about 3 weeks early.

Day to day was a struggle in July. We were still baking from our garage. The revenue report you are receiving begins when we closed on this capital raise, but this quarter essentially got chopped by a month. We were doing this kind of stable business in the garage during our slow season with a skeleton crew. I wasn't eager to expand the team when the bakery was about to be uprooted. While this revenue was still relatively strong, it was produced with a tapered down menu.

Amanda and I added a market in Flagstaff this summer. We had applied back in 2018 and had waited 3 years for acceptance. It came at the perfect time. Flagstaff earned Proof over $115,000 of additional revenue between June and October making it the best performing location during this time period. Her and I travelled to Flag most Sundays through this time period. While it was a lot to add to the construction, skeleton crew, and transition, Flagstaff stabilized our revenue this summer during an extremely expensive period. We are grateful the opportunity presented itself. Furthermore, it was incredible to see just how many new Phoenix area based customers we met along the way. Flagstaff draws such a tourism crowd in the summer months. In the Phoenix area summer is for die hard regulars, but this new channel gave us a significant traction boost during a typically dead time of year.

On Friday July 30th Amanda and I started our morning at the garage bakery. I laminated some croissant dough, while she baked some bread. Once I had rolled up 150 pastries and she had baked around 100 loaves, we packed up and headed to the new commercial bakery. Our whole crew stayed behind at the house and completed the Friday bake late into the evening. Meanwhile, we took over a small set of tools, some flour, and our aprons. The construction materials were still all over the place, but we had been in the night prior and had sanitized the kitchen area.

On that day we mixed, baked and shaped for the first time in the new bakery. The following Wednesday we had a midweek round of residential deliveries and a market. That bake was handled from the garage, but simultaneously the weekend doughs were already getting started from Downtown Mesa. Wednesday morning was the last activity from the residential garage, and from Thursday August 8th onward, we were in our new space.

All in all it was a very smooth transition, but with one unexpected hiccup. Our strongest employee, my right hand guy Logan, sustained an injury on his first day in Flag with me, days before the bakery moved. He dropped a big, heavy rack, and lacerated his pinky. We got him to urgent care and 90 minutes later he came back to the market he was helping out at. That is the kind of person Logan is. The injury did take him out of service for the better part of our first 2 weeks in the new space.

All of a sudden Amanda and I found ourselves at the bakery daily. I quickly became versed with all the new equipment, and scrambled to pass knowledge to our crew members.

Meanwhile, we prepared to initiate hiring. This started with a strategic rehire of Emerald, whom we had furloughed back in April. August otherwise felt like a bit of a black hole. We made it through day to day and slowly the operation began to normalize again.

By September we were regularly bringing in new interviewees. We were also beginning to see significant upticks in Phoenix area market performance. September was the start of soft openings at the new bakery. The first time we ever opened, we realized that while it was a bit overwhelming at first, having customers around while we worked was also a lot of fun. Most of our soft opening days exceeded our expectations. We began to get into a good enough retail flow to sell coffee and tea, with vendors that work with us in our other business, Main Street Harvest, which is located next door. By the end of the month we had run a handful of successful sales days at the new bakery all the while adding to our crew and maintaining increasing market performance.

September ended as our 2nd strongest month to date in 2021 setting up the Fall sales season strongly. The crew began to feel the effects of short staffing against the huge workload in our new facility.

Q3 was eventful and mostly required higher levels of endurance from Amanda and I as we navigated monumental change. The difficulty of the moment was met with experience after several seasons of more significant change. We were able to rally our most impactful crew members and keep them inspired. Our new crew members added new energy, and customers supplied the balance.

JULY 6TH, 2021
Shifting gears to our Customer Offerings!

The construction of the core bakery is nearly complete. As we move out of our garage and begin to work from here we will be initially producing for markets and delivery while we complete our retail offerings. The intention is to serve toast, pastries, lunch, coffee and cold beverages to the customers who want to come in and have an immersive experience while we bake. The last bit of capital which we are raising will go to completing these offerings. We are working with a local coffee company to establish the drink service component which will involve some a fair amount of equipment. Our food service concept has been thought through, but we need to purchase all of its components as well.

As these front of house offerings are established we will be refining our production within our new home and preparing for a full launch of the space in the late summer, early fall!

We can't wait! This is going to be a special place, and we are beyond grateful for the support that we have received in order to bring it to life. Thank you.

JULY 2ND, 2021
The new rack oven is ready to go too!

Today we got to test the 2nd oven, which involved a dance with our sourdough pastries. They were made in the garage meaning mixed, fermented, laminated, rolled up, and even proofed. Then using every skill we have we refrigerated them at the perfect spot for transport to get them to the new bakery. From there the new oven took over the process.

JUNE 30TH, 2021
We baked our first 20 loaves as a test in the Deck oven!

Yesterday our senior crew, contractors and a couple helpers gathered as we brought 20 loaves ready for the oven on our refrigerated van from the garage bakery over to Main Street. In the morning plumbers installed back flow preventer valves and pressure regulators. Just the day before the HVAC and electrical were finalized.

Steeped in anticipation we rolled over 20 loaves, and as a team scored them. Half were fancy, half were put in with simply functional scoring. We took an educated guess on the oven configurations and timings. All of us marveled at how efficiently and evenly this Italian oven baked. All of us dreamed of our soon to come efficient workflows.

The General Contractor stared in pride and awe as the project reached this milestone. The building owner said that the freshly baked bread was the best he had ever eaten (as a Frenchmen)

This experience as a group really brought the future into sharper focus for the some of our key team members who have been busy keeping our garage bakery humming while I have been conceptualizing this space. Even our store manager from next door walked over. She originally worked markets for Proof, and now helps run Main Street Harvest, a business we began as a compliment to the new bakery back in January. This was a great milestone to reach right before she goes on Maternity leave.

We have a growing excitement as a group because the finish line is coming into view. After our upcoming move it will be all about learning these new pieces of equipment, and getting ready to welcome customers in the door. The final leg of our capital raise will focus on customer furnishings both inside and on the patio, beverage service equipment, food service program development, and a number of other development areas that will make this place inviting for the public.

The best news is that much of this final leg will be done with our whole team baking and operating from this place after nearly a year of fragmented work. This is an exciting time for us, and we can't wait to see how the future unveils in our new home.

JUNE 19TH, 2021
Our ovens are under construction.

The new bread oven is incredible. It will be able to bake 100 loaves at a time. Right now it's about 50% built.

JUNE 17TH, 2021
Enjoying the Journey

Life has a way of repeating lessons, but at different intensity levels. I grew up as a competitive tennis player. I was driven by results until I had to climb back from burn out. A simple drill that we performed at every college practice was the key. It was called a 1 ball drill. 2 high level collegiate players who already possessed the skills to sustain a 80 MPH rally were instructed to rally continuously without boundary. If the ball flew long, the instruction was to run and hit it anyway. If a player hit the ball into the net, the penalty was a sprint up to the net to get the ball back in play as soon as possible. A typical tennis exchange lasts perhaps 6-8 shots, and that is if the players are well matched. A one ball drill rally between 2 players who have trained daily for a decade could last 15 minutes with 100's of high intensity exchanges. Coupled with the Arizona afternoon heat this was one of the hardest physical and mental exertions of my life, up until that ripe age of 21. The benefit was simple. I learned to love the process of striking the ball, exerting high levels of physical intensity, and allowing the result to fall into the background.

The same lesson has been reemerging in Proof, but at a higher intensity level. I have a particular vision painted for the bakery within a given week and for a season. I also have a mental outlook of where I want it to go. These are all result oriented mindsets. What is clear is that they cannot be more than guides. One cannot marry these visions entirely, because the journey of reaching them inevitably requires processes that bring the actual result in and out of view. The regular problems that pop up along the way are inevitable. In fact, they are a given. Equipment breaks all the time. In the beginning period of our journey an equipment failure drove a feeling of depression and loss. Conflict happens all the time. Through much of the journey at Proof, I have allowed something as inevitable as disagreement with Amanda or tension between staff members to wreck me for durations much longer than the actual conflict itself. Big issues that temporarily knock us off course are also inevitable. They range from a global pandemic which alters all the business dynamics to a forced recreation of our bakery infrastructure, to much smaller business setbacks which require significant changes.

Life is a conflict, and goals are not easily won. It is possible to perform at a high level and still lose in a given moment. If the only driver is the end result, some momentary loss whether small or large will cause one to throw in the towel and claim failure. I believe that the key to overcoming such moments is a deep conviction in the journey itself. I'm beginning to believe that the key to living in balance amidst challenges is to actually enjoy the day to day problems that occur. We've had a number of larger problems in recent times. Overcoming them also leads to larger solutions, but the journey of overcoming them can also be enjoyable.

Personally, I decided to stop allowing stress to rob me of enjoyment during the lowest point of the past season. Winter COVID surges were causing lowered peak season business performance, underground plumbing and electrical issues were inflating our construction timelines and budget, the dynamics at one of our farmers markets completely changed, the bakery was experiencing a complete staffing overhaul when our operations manager suddenly moved out of state, and concerns around Keira's genetic disease were acutely high. These problems swallowed me during a period where stress couldn't really mount any higher. Overcoming them has become enjoyable as a result of a shift in mindset. Enjoy the journey and allow the results to happen in the background.

JUNE 11TH, 2021
We are in the homestretch, with many trades intersecting daily.

The weeks are busy at the construction site these days as we work fast to get this project wrapped up. A lot has happened within the last week, and a lot is scheduled to happen every day for the next several weeks through the finish line. The bakery is also working hard all the while.

Our big focus for the past week has been readying the space for the oven build. We will be spending 8 days building the ovens beginning midweek next week, but everything has to be ready for them ahead of time. Power must be available, gas must be hooked up, and the walls on which the ovens are built must be finished up. Utilities in this historic building have been a huge challenge. Not too long ago the entire floor was dug up as we redid the underground plumbing. Similarly, our ovens brought us past the electrical threshold of this building. They even brought the block past its electrical threshold, so the city had to install a fresh transformer and we had to upgrade all the panels. Pictured above is the giant disconnect that needs to be in place to power our deck oven. I will have the opportunity to work alongside the oven installers and quite literally learn about my oven from the inside out next week.

Additionally, lighting is being hung across the bakery. We chose beam LED lights that will essentially hide between the rafters providing a bright ambient light. The power to the front of the building has been disconnected for months, so it will be really nice to light it up in the next few days and see the difference. Our walk in now has all the refrigeration components in place, and is ready to be electrified.

Will we be ready to go by the end of the month? All is riding on the glasswork right now. There have been some regional supply constraints, and 2 installers have backed out of the work creating time pressures. Today I am meeting with a 3rd who claims they can meet our timeline. Next week ovens, along with bathroom construction, followed by drywall repairs, equipment hook ups, shelving, counter installation, glass installation and then finally inspections.

We intend to move in, get settled, and begin planning our retail/food service area. Once we are in a new production flow, we will set a Grand Opening date.

Meanwhile, the existing business is growing through summertime stability. Summers in Arizona are hot with daytime temperatures regularly exceeding 110 degrees. Our goal each summer is to preserve our sales foundation through intentional outreach, value, and creativity. We were fortunate to join the Flagstaff Community Market, located in the mountains at cooler temperatures throughout the summer. Amanda and I applied to join this market back in 2018 and waited 3 years for a spot to open up. The timing couldn't be better. We served 335 customers at this market alone last Sunday, and it has taken the top spot in our market portfolio for this season. Sales are rivaling our best market in the Valley during the busier winter months.

Summertime stability means Fall growth. We work hard this time of year to reach new customers, and each year that hard summertime work leads to a healthy sales pop once October sets in. We are expecting nothing short of this as the new bakery will add a new line of business to an already diversified portfolio.

Our world is a Tale of Two Cities. One is the daily construction project, and the other is the daily garage baking.

APRIL 23RD, 2021

Things are moving forward steadily each day.

At the bakery we continue to work on improving product quality and bettering efficiency. An introduction of a better quality butter in our sourdough croissants has had significant effects on the final product. Our COVID-19 pivots also continue to get refined so that our delivery service may thrive in a post pandemic world. Recently we lowered on Free delivery threshold after successfully cutting many costs associated to running our delivery service. This resulted in a doubling of daily delivery orders while average order volume only dropped by 25%. We were able to improve our week over week sales by 15% as a result of this move.

On the construction site we faced a major setback a couple weeks ago in plumbing when we weren't able to attach our drainage lines to the existing cast iron piping. However, plumbing got underway earlier in the week and is set to complete by Monday. This will allow us to call an inspection for the rough in infrastructure. Once the inspection is complete the path to completing the bakery including all finishings will be open. Our custom made proofing chamber was also completed in build this week, and it will be installed shortly after inspection. We are on track for a June finish right now. The last major hurdle that we can see is the electrical transformer upgrade on the exterior of the building which involves the City of Mesa. Currently coordination efforts are on track, and within a week or so we hope to have a firm date of the upgrade. This will allow us to schedule our oven build, which will be one of the final pieces necessary for us to move in.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
FOH Build Out $30,000
Equipment and Inventory $16,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,200,000 $1,440,000 $1,728,000 $2,073,600 $2,488,320
Cost of Goods Sold $240,000 $288,000 $345,600 $414,720 $497,664
Gross Profit $960,000 $1,152,000 $1,382,400 $1,658,880 $1,990,656

EXPENSES

Rent $67,090 $69,102 $71,175 $73,311 $75,510
Utilities $33,600 $35,000 $36,000 $37,000 $38,000
Salaries $464,000 $514,000 $564,000 $614,000 $664,000
Insurance $32,544 $33,357 $34,190 $35,044 $35,920
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $350,766 $488,241 $664,429 $886,605 $1,163,984
This information is provided by Proof Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends July 21st, 2023
Summary of Terms
Legal Business Name Proof Bread LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
2×
Investment Multiple 1.4×
Business's Revenue Share 1.1%-2.7%

Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date September 30th, 2029
Financial Condition
Historical milestones

Proof Bread has been operating under current ownership since July of 2017 and has since achieved the following milestones:

Opened location in Mesa, Arizona as a Cottage Bakery

2017 Gross Revenue was $55k

2018 Gross Revenue was $250k

2019 Gross Revenue was $385k

2020 Gross Revenue was $850k

2021 Gross Revenue was $1.2 Million

2022 Gross Revenue was $1.9 Million

Risk Factors
Reliance on Management

As a securities holder, you will not be able to participate in Proof Bread's management or vote on and/or influence any managerial decisions regarding Proof Bread. Furthermore, if the founders or other key personnel of Proof Bread were to leave Proof Bread or become unable to work, Proof Bread (and your investment) could suffer substantially.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Proof Bread nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Proof Bread and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Proof Bread is a newly established entity and therefore has no operating history from which forecasts could be projected with.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Proof Bread to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Proof Bread operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Proof Bread competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Proof Bread's core business or the inability to compete successfully against the with other competitors could negatively affect Proof Bread's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Proof Bread might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Proof Bread is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Proof Bread

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Proof Bread's financial performance or ability to continue to operate. In the event Proof Bread ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Proof Bread will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Proof Bread is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Proof Bread will carry some insurance, Proof Bread may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Proof Bread could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Proof Bread's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Proof Bread's management will coincide: you both want Proof Bread to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Proof Bread to act conservative to make sure they are best equipped to repay the Note obligations, while Proof Bread might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Proof Bread needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Proof Bread or management), which is responsible for monitoring Proof Bread's compliance with the law. Proof Bread will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Proof Bread is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Proof Bread fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Proof Bread, and the revenue of Proof Bread can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Proof Bread to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Proof Bread. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Allen S. Port Angeles, WA about 1 year ago

A Fundamentally Good Quarter! Q1 2022, Right on.. Thank you for doing a great job with this business, your results are appreciated.

Reply

Christene T. Murphy, NC 10 months ago

And an even better Q2 2022! Great results!

Reply

Mohammed K. Novi, MI almost 2 years ago

I love the business Idea

Ron H. Monroe, LA almost 2 years ago

I invested because I have enjoyed watching the YouTube videos and learning to make sourdough bread and pastries.

Edward J. Killeen, TX almost 2 years ago

Happy to invest. Your videos have helped me with my sourdough making. Best of luck and happy to help.

Quan T. almost 2 years ago

I live in abroad, can I join invest?

Jonathan P. Mesa, AZ almost 2 years ago Proof Bread Entrepreneur

Hey Quan, thanks for your consideration, but unfortunately I think Mainvest is limited to folks in the US.

Quan T. almost 2 years ago

Thank you for replying. I live in Vietnam and i have been following Proof for years which makes me excited to invest. I just wonder how can I support you guys

Ruth B. Mesa, AZ almost 2 years ago

I invested because local is important!!

Shelley A. Phoenix, AZ almost 2 years ago

I invested because small business is the heartbeat of our community.

Larry L. Billings, MT almost 2 years ago

Congratulations on achieving another hard-won milestone.

Mary S. Alameda, CA almost 2 years ago

I am honored to be able to support you and your dream. You work so hard to obtain it and I'm profoundly proud of you.

Matthew M. Mesa, AZ almost 2 years ago

We appreciate the community and education around this brand.

robert o. Phoenix, AZ about 2 years ago

Very excited to have an opportunity to support Proof Bread in your journey. We just moved to Phoenix and discovered your bread at the Uptown Farmers Market. I am very happy to support.

Jim F. Jersey City, NJ about 2 years ago

Iv been following your journey for quite some time. I have to say you have taught me alot and for that I'm grateful. Good luck I wish you and your family the best -Jim

Russell T. North Charleston, SC about 2 years ago

Bread feeds the world. Good luck to your company.

Sarah C. Hampstead, NC about 2 years ago

Best of luck with Proof Bread!! I wish I was closer because I LOVE sourdough bread. My brother is in Mesa so I'll send him over in JUNE when you are open!

Michael M. Rockford, MI about 2 years ago

I supported this to help Proof continue to expand its base and continue to bring creative and quality products to more individuals. I recently made an investment that was cancelled due to unresolved errors. I expect an explanation for this within 24 hours. I am very upset that I was not contacted regarding this situation!!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Michael, here at Proof we were also surprised to see that situation when we woke up this morning. I've been in touch with Mainvest regarding this situation. If you would like to reach me directly regarding this, please don't hesitate to email me at jon@proofbread.com . Amanda and I very much value your support and the support of all the others that have chosen to put their dollars to work for Proof's future. Thank you.

Linda S. Loveland, CO about 2 years ago

Hard worker and responsible parents deserve support for their family and dreams.

Jana W. Phoenix, AZ about 2 years ago

Such a stellar enterprise.

Virginia C. Phoenix, AZ about 2 years ago

I invested because I believe in Proof and want them to succeed.

Christine A. Lathrop, CA about 2 years ago

Glad to be a part of this journey!!!

Samuel S. about 2 years ago

Hi Proof team! Sending love from Singapore! I'm considering to invest but the MainInvest platform doesn't seem to allow international addresses. Please advice.

Peggy A H. Mesa, AZ about 2 years ago

I invested to help this new business get started.

Antoinette J. Chandler, AZ about 2 years ago

We invested because we believe in Proof Bread, the artisan community, and supporting local small businesses.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Antoinette, thank you for considering us, and offering some of your resources so that we can continue to serve the community in a meaningful way.

Robert C. Big Canoe, GA about 2 years ago

I was brought to Proof Bread by YouTube. It got my attention because good bread is almost impossible to find and I was interested in the process. This was because, as I've aged, I can no longer digest the industrially-produced stuff (I've turned to real-thing pumpernickel - imported from Germany.) To be honest, my first reaction when I realized the operation had been in a residential garage was, "Uh oh neighbors can't be liking this." I believe though that the kerfuffle and stress will turn out to be the best thing that ever happened to the business. It takes a crisis to precipitate change. Why did I invest? Your education, involvement in competitive sports, background, on-camera ability & hard-knocks experience. Good luck.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Robert, I do agree that crisis forces change, and that the right people handling crisis can use it as an advantage. We have been fortunate to have such a strong support network. For years our business was barely noticed here, and the time allowed us to gain a stability that is typically not possible for a food driven concept when it goes commercial. We are grateful to level up, but to still be rooted in the humble beginnings of a garage. I appreciate your support!

Randy G. Penn Run, PA about 2 years ago

Being a baker in an old life, I have watched Proof Bread on you tube for some time now. I have faith in Jon and Amanda that this business will thrive. Their work integrity is amazing! Randy G

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Our bakery has always worked under these old school ways. Its hard to imagine doing things any differently. Whenever I have been able to travel I am struck by the fact that what we do is important as an example to others that slow production of bread can be both beautiful and financially viable.

Benjamin S. Glastonbury, CT about 2 years ago

I'm very happy to support all of the Proof Bread and the staff, along with their dedication to the craft. Anyone who pours their absolute love into something so nourishing for the community and against numerous obstacles... They deserve all the financial support they can get.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Ben, I expect this is still just the beginning of a long relationship with our craft. Thanks for your support!

Gary D. Peoria, AZ about 2 years ago

Dereck and I invested so Proof can continue to provide a great source of nourishment to Mesa, Phoenix and surrounding areas. So glad this opportunity came up! We can't wait to see where the new spot will take Jon and Amanda (and the team)! Look forward to visiting when we can!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Gary, its still hard to believe that we will have the privilege of baking from that new spot. Every day things are changing. Yesterday the first of our counters arrived. They are beautiful beyond belief. Thanks for your support.

Michael M. Rockford, MI about 2 years ago

I invested because I believe the producers of Proof Products will continue providing products with quality

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Michael, your generous support was mind blowing to receive. We really appreciate it, and look forward to putting those funds to good use in the near term.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Hey Michael, we would still really love to have you on board. Please reach out to me if there is anything I can do to clear things up with the platform.

JONATHAN H. Tempe, AZ about 2 years ago

Excited for an oportunity to support Proof! Jon and Amanda are the real deal and Proof will be well known name for years to come.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Jon, thanks for your support, and for all the advice you have provided in related matters recently!

Jason B. Las Vegas, NV about 2 years ago

Bakers got to bake.. I'm happy to support Jon, Amanda and the Proof team! I hope this helps with some of the pressure you and the team have endured over the past year. I can't wait for my Proof sweatshirt I ordered to come in the mail this week to show even more support!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Jason, this opportunity has helped relieve financial pressure beyond belief. We are so grateful to our community.

Ed T. Oak Lawn, IL about 2 years ago

I have followed you all on YouTube shortly before the issues with the neighbor/city and your daughter's diagnosis. What started as a teaching moment with sourdough has turned into a life learning moment. The Chicago connection doesn't hurt. All the best in the near and far term.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Chicago folks get it done. We are looking forward to what the future brings. Every day the new bakery gets closer to completion. Thanks for your well wishes!

Pablo R. Santa Rosa, CA about 2 years ago

I invested because over several years I've watched Jonathan and Amanda build a beautiful small business with ingenuity hard work and passion. Having such a close up view of the problem solving and constant improvement gives me confidence they will succeed!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Pablo, problem solving is what it is all about. We love what we do, and look forward to continuing.

Allison J. Palmdale, CA about 2 years ago

I invested because I want to support hard-working people that deserve to reach their goals.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

We appreciate you!

James L. Chandler, AZ about 2 years ago

Love the business. Glad to see it continue to grow.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thank you James, we are excited for the future of things.

Kameron B. Mesa, AZ about 2 years ago

OH MY GOODNESS! I first came on here at 11am and there was $1800 invested. I wanted to talk to my husband about it and just got busy at work and finally took the time to come back here - 5 hours later - and there's already over $50k invested! I'm so so happy for you all. I'm excited to invest in this as well!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thank you for being here Kameron, and for your long time support!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thank you to all of you who have chosen to place your resources here. Amanda and I are excited about the future of Proof, and the significant opportunities that we have in front of us. As the buildout continues we will certainly be posting updates here. We welcome all of you to come see us in our new space when you are able.

Denise E. Phoenix, AZ about 2 years ago

So exciting to have the opportunity to be invested in the continued success of Proof Bread! As a resident of Phoenix, I have been enjoying their bread for the last few years!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thank you Denise!

Robert H. Mesa, AZ about 2 years ago

Good investment to support a local small entrepreneur business with an excellent business plan.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Robert, we are excited about the future. The new bakery will truly be one of a kind.

James L. Los Gatos, CA about 2 years ago

If my math is right this is about a 12.5% return over 8 years. Is your personal goal to pay this investment off sooner or use the full term? I'd get more excited if the term was better.

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Jay, the odds of going full term with this loan are very low. The SEC filing info also has tax return data in our revenue fields from '18 and '19 since we are still filing '20, so our current revenue is substantially higher than the reported figures. Even a modest growth would have us repaying the loan much earlier than the stated term. Since we will be required to pay out a certain percentage of revenue, I have little doubt that repayment will come significantly faster. Our new infrastructure offers us incredible growth potential. While we have nearly maximized our output from a residential garage, we have calculated our new location to have 20 times the output potential of our existing facility. Furthermore, that 20x does not include ancillary revenue that is available to us through food service offerings such as coffee service, prepared food, etc. Those ancillary services are entire business opportunities of their own with minimal expense increases and significantly better margins. Considering we are operating a local goods grocery concept next door to our new bakery location, all the components for these ancillary revenues are already actively being established. Bottom line is that we have more growth potential from our new space than we ever have before, and the foundation is already in place to capitalize on it. All this points to faster repayment. The 8 year term is mainly set as a conservative protection against unforeseen challenges which would have to amount to more significant than the intense challenges of 2020 within which Proof nearly doubled. Thank you for raising this important concern.

James L. Los Gatos, CA about 2 years ago

I definitely wasn't concerned about the growth and future of Proof. I was just looking at the return of 2x happening maybe over a few years vs 8yrs. It's hard to think out that far 🤣 . Based on your reply there is a minimum return and you can decide to pay off at any time too it seems. 8yr is just worst case

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Indeed. We have to payout based on our revenue. If we grow it means the quarterly payouts grow right alongside us. Only chance in going full term would be if we decline or stagnate.

James L. Los Gatos, CA about 2 years ago

Sounds good 👍

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thank you for jumping in with such a significant contribution. Hitting our minimum target takes a large weight off our shoulders.

James L. Los Gatos, CA about 2 years ago

That was the plan ❤️

Lawrence L. Shoreline, WA about 2 years ago

Good luck guys!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thanks Lawrence.

Hunter H. about 2 years ago

interesting

Megan E. Chantilly, VA about 2 years ago

What a wonderful story and amazing business with a lot of heart! Best of luck, I only wish our family lived closer to give your bread a try!

Jonathan P. Mesa, AZ about 2 years ago Proof Bread Entrepreneur

Thanks Megan. If you make it out to the Phoenix area, we will be ready to serve you!

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